[LETTERHEAD OF RICHARD GOLDBERG, CPA]

Board of Directors
Traderight Corp.
Boca Raton, Florida

Dear Board of Directors:

We understand that as a result of the recent majority purchase of Traderight Corp by Equishare Holdings, LLC, we will not be continuing or client/ auditor relationship.

All of our past opinions have been unqualified. Your management has always supplied us with all necessary information and we have been able to rely on all of management's representations. There have been no scope limitations, and the internal controls have been adequate for your management to develop reliable financial statements. Management has also never disagreed with any of our adjustments or recommendations.


Sincerely,

/s/ Richard Goldberg
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Richard Goldberg, CPA